                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO.    )*

                                UNC INCORPORATED
        ----------------------------------------------------------------
                                (Name of issuer)

                     Common Stock, par value $0.20 per share
        ----------------------------------------------------------------
                         (Title of class of securities)

                                    903070100
                                 --------------
                                 (CUSIP number)

                                 R.C.O. Hellyer
                          J O Hambro & Company Limited
                                  10 Park Place
                             London SW1A 1LP England
                               011-44-171-222-2020

- -------------------------------------------------------------------------------
(Name, address and telephone number of person authorized to receive notices and communications)

                                 March 29, 1996

             ------------------------------------------------------
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- 1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Exhibit Index appears on page 41.
                                                             Page 1 of 165 Pages

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                                                             Page 2 of 165 Pages

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                                       13D

- -------------------                                         --------------------
CUSIP No. 903070100                                         Page 3 of 165 Pages
- --------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    J O Hambro & Company Limited
    No S.S. or IRS Identification Number
- --------------------------------------------------------------------------------
                                                                     (a)     [ ]
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (b)     [X]
- --------------------------------------------------------------------------------
3.  SEC USE ONLY

- --------------------------------------------------------------------------------
4.  SOURCE OF FUNDS*
    WC
- --------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                 [ ]
    PURSUANT TO ITEM 2(d) or 2(e)
- --------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    England
- --------------------------------------------------------------------------------
                    7.        SOLE VOTING POWER
      NUMBER OF               0
       SHARES       ------------------------------------------------------------
    BENEFICIALLY    8.        SHARED VOTING POWER
      OWNED BY                943,400
        EACH        ------------------------------------------------------------
      REPORTING     9.        SOLE DISPOSITIVE POWER
       PERSON                 0
        WITH        ------------------------------------------------------------
                    10.       SHARED DISPOSITIVE POWER
                              943,400
- --------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    943,400
- --------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                   [ ]
    CERTAIN SHARES*
- --------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    5.3%
- --------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON*
    HC, CO
- --------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                                       13D

- -------------------                                         --------------------
CUSIP No. 903070100                                         Page 4 of 165 Pages
- --------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    J O Hambro Asset Management Limited
    No S.S. or IRS Identification Number
- --------------------------------------------------------------------------------
                                                                     (a)     [ ]
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (b)     [X]
- --------------------------------------------------------------------------------
3.  SEC USE ONLY

- --------------------------------------------------------------------------------
4.  SOURCE OF FUNDS*
    WC
- --------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                 [ ]
    PURSUANT TO ITEM 2(d) or 2(e)
- --------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    England
- --------------------------------------------------------------------------------
                    7.        SOLE VOTING POWER
      NUMBER OF               0
       SHARES       ------------------------------------------------------------
    BENEFICIALLY    8.        SHARED VOTING POWER
      OWNED BY                943,400
        EACH        ------------------------------------------------------------
      REPORTING     9.        SOLE DISPOSITIVE POWER
       PERSON                 0
        WITH        ------------------------------------------------------------
                    10.       SHARED DISPOSITIVE POWER
                              943,400
- --------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    943,400
- --------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                   [ ]
    CERTAIN SHARES*
- --------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    5.3%
- --------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON*
    HC, CO
- --------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                                       13D

- -------------------                                         --------------------
CUSIP No. 903070100                                         Page 5 of 165 Pages
- --------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    J O Hambro & Partners Limited
    No S.S. or IRS Identification Number
- --------------------------------------------------------------------------------
                                                                     (a)     [ ]
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (b)     [X]
- --------------------------------------------------------------------------------
3.  SEC USE ONLY

- --------------------------------------------------------------------------------
4.  SOURCE OF FUNDS*
    WC
- --------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                 [ ]
    PURSUANT TO ITEM 2(d) or 2(e)
- --------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    England
- --------------------------------------------------------------------------------
                    7.        SOLE VOTING POWER
      NUMBER OF               0
       SHARES       ------------------------------------------------------------
    BENEFICIALLY    8.        SHARED VOTING POWER
      OWNED BY                943,400
        EACH        ------------------------------------------------------------
      REPORTING     9.        SOLE DISPOSITIVE POWER
       PERSON                 0
        WITH        ------------------------------------------------------------
                    10.       SHARED DISPOSITIVE POWER
                              943,400
- --------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    943,400
- --------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                   [ ]
    CERTAIN SHARES*
- --------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    5.3%
- --------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON*
    IA, CO
- --------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                                       13D

- -------------------                                         --------------------
CUSIP No. 903070100                                         Page 6 of 165 Pages
- --------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    Christopher Harwood Bernard Mills
    No S.S. or IRS Identification Number
- --------------------------------------------------------------------------------
                                                                     (a)     [ ]
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (b)     [X]
- --------------------------------------------------------------------------------
3.  SEC USE ONLY

- --------------------------------------------------------------------------------
4.  SOURCE OF FUNDS*
    WC
- --------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                 [ ]
    PURSUANT TO ITEM 2(d) or 2(e)
- --------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    England
- --------------------------------------------------------------------------------
                    7.        SOLE VOTING POWER
      NUMBER OF               0
       SHARES       ------------------------------------------------------------
    BENEFICIALLY    8.        SHARED VOTING POWER
      OWNED BY                589,400
        EACH        ------------------------------------------------------------
      REPORTING     9.        SOLE DISPOSITIVE POWER
       PERSON                 0
        WITH        ------------------------------------------------------------
                    10.       SHARED DISPOSITIVE POWER
                              589,400
- --------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    589,400
- --------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                   [ ]
    CERTAIN SHARES*
- --------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    3.3%
- --------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON*
    IN
- --------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                                       13D

- -------------------                                         --------------------
CUSIP No. 903070100                                         Page 7 of 165 Pages
- --------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    Growth Financial Services Limited
    (formerly named Growth Investment Management Limited)
    No S.S. or IRS Identification Number
- --------------------------------------------------------------------------------
                                                                     (a)     [ ]
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (b)     [X]
- --------------------------------------------------------------------------------
3.  SEC USE ONLY

- --------------------------------------------------------------------------------
4.  SOURCE OF FUNDS*
    WC
- --------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                 [ ]
    PURSUANT TO ITEM 2(d) or 2(e)
- --------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    England
- --------------------------------------------------------------------------------
                    7.        SOLE VOTING POWER
      NUMBER OF               0
       SHARES       ------------------------------------------------------------
    BENEFICIALLY    8.        SHARED VOTING POWER
      OWNED BY                339,400
        EACH        ------------------------------------------------------------
      REPORTING     9.        SOLE DISPOSITIVE POWER
       PERSON                 0
        WITH        ------------------------------------------------------------
                    10.       SHARED DISPOSITIVE POWER
                              339,400
- --------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    339,400
- --------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                   [ ]
    CERTAIN SHARES*
- --------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    1.9%
- --------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON*
    CO
- --------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                                       13D

- -------------------                                         --------------------
CUSIP No. 903070100                                         Page 8 of 165 Pages
- --------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    North Atlantic Smaller Companies Investment Trust plc
    (formerly named Consolidated Venture Trust plc)
    No S.S. or IRS Identification Number
- --------------------------------------------------------------------------------
                                                                     (a)     [ ]
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (b)     [X]
- --------------------------------------------------------------------------------
3.  SEC USE ONLY

- --------------------------------------------------------------------------------
4.  SOURCE OF FUNDS*
    WC
- --------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                 [ ]
    PURSUANT TO ITEM 2(d) or 2(e)
- --------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    England
- --------------------------------------------------------------------------------
                    7.        SOLE VOTING POWER
      NUMBER OF               0
       SHARES       ------------------------------------------------------------
    BENEFICIALLY    8.        SHARED VOTING POWER
      OWNED BY                339,400
        EACH        ------------------------------------------------------------
      REPORTING     9.        SOLE DISPOSITIVE POWER
       PERSON                 0
        WITH        ------------------------------------------------------------
                    10.       SHARED DISPOSITIVE POWER
                              339,400
- --------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    339,400
- --------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                   [ ]
    CERTAIN SHARES*
- --------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    1.9%
- --------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON*
    IV, CO
- --------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                                       13D

- -------------------                                         --------------------
CUSIP No. 903070100                                         Page 9 of 165 Pages
- --------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    American Opportunity Trust plc
    (formerly named Leveraged Opportunity Trust plc)
    No S.S. or IRS Identification Number
- --------------------------------------------------------------------------------
                                                                     (a)     [ ]
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (b)     [X]
- --------------------------------------------------------------------------------
3.  SEC USE ONLY

- --------------------------------------------------------------------------------
4.  SOURCE OF FUNDS*
    WC
- --------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                 [ ]
    PURSUANT TO ITEM 2(d) or 2(e)
- --------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    England
- --------------------------------------------------------------------------------
                    7.        SOLE VOTING POWER
      NUMBER OF               0
       SHARES       ------------------------------------------------------------
    BENEFICIALLY    8.        SHARED VOTING POWER
      OWNED BY                250,000
        EACH        ------------------------------------------------------------
      REPORTING     9.        SOLE DISPOSITIVE POWER
       PERSON                 0
        WITH        ------------------------------------------------------------
                    10.       SHARED DISPOSITIVE POWER
                              250,000
- --------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    250,000
- --------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                   [ ]
    CERTAIN SHARES*
- --------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    1.4%
- --------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON*
    IV, CO
- --------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                                       13D

- -------------------                                         --------------------
CUSIP No. 903070100                                         Page 10 of 165 Pages
- --------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    Oryx International Growth Fund Limited
    No S.S. or IRS Identification Number
- --------------------------------------------------------------------------------
                                                                     (a)     [ ]
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (b)     [X]
- --------------------------------------------------------------------------------
3.  SEC USE ONLY

- --------------------------------------------------------------------------------
4.  SOURCE OF FUNDS*
    WC
- --------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                 [ ]
    PURSUANT TO ITEM 2(d) or 2(e)
- --------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    Guernsey (Channel Islands)
- --------------------------------------------------------------------------------
                    7.        SOLE VOTING POWER
      NUMBER OF               0
       SHARES       ------------------------------------------------------------
    BENEFICIALLY    8.        SHARED VOTING POWER
      OWNED BY                250,000
        EACH        ------------------------------------------------------------
      REPORTING     9.        SOLE DISPOSITIVE POWER
       PERSON                 0
        WITH        ------------------------------------------------------------
                    10.       SHARED DISPOSITIVE POWER
                              250,000
- --------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    250,000
- --------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                   [ ]
    CERTAIN SHARES*
- --------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    1.4%
- --------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON*
    IV, CO
- --------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                                       13D

- -------------------                                         --------------------
CUSIP No. 903070100                                         Page 11 of 165 Pages
- --------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    Consulta (Channel Islands) Limited
    No S.S. or IRS Identification Number
- --------------------------------------------------------------------------------
                                                                     (a)     [ ]
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (b)     [X]
- --------------------------------------------------------------------------------
3.  SEC USE ONLY

- --------------------------------------------------------------------------------
4.  SOURCE OF FUNDS*
    WC
- --------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                 [ ]
    PURSUANT TO ITEM 2(d) or 2(e)
- --------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    Guernsey (Channel Islands)
- --------------------------------------------------------------------------------
                    7.        SOLE VOTING POWER
      NUMBER OF               0
       SHARES       ------------------------------------------------------------
    BENEFICIALLY    8.        SHARED VOTING POWER
      OWNED BY                250,000
        EACH        ------------------------------------------------------------
      REPORTING     9.        SOLE DISPOSITIVE POWER
       PERSON                 0
        WITH        ------------------------------------------------------------
                    10.       SHARED DISPOSITIVE POWER
                              250,000
- --------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    250,000
- --------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                   [ ]
    CERTAIN SHARES*
- --------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    1.4%
- --------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON*
    IA, CO
- --------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER

         This statement relates to the Common Stock, par value $0.20 per share (the "Common Stock"), of UNC Incorporated, a Delaware corporation (the "Company"), which has its principal executive offices at 175 Admiral Cochrane Drive, Annapolis, Maryland 21401.

ITEM 2.  IDENTITY AND BACKGROUND.

2 (a-c, f).

I.       Filing Parties:

         This Statement is filed on behalf of the following nine persons, who are collectively referred to as the "Filing Parties":

1. J O Hambro & Company Limited ("J O Hambro & Company") is a corporation organized under the laws of England with its principal office and business at 10 Park Place, London SW1A 1LP England. J O Hambro & Company functions as the ultimate holding company for J O Hambro & Partners.

2. J O Hambro Asset Management Limited ("J O Hambro Asset Management") is a corporation organized under the laws of England with its principal office and business at 10 Park Place, London SW1A 1LP England. J O Hambro Asset Management functions as an intermediate holding company for J O Hambro & Partners.

3. J O Hambro & Partners Limited ("J O Hambro & Partners") is a corporation organized under the laws of England with its principal office and business at 10 Park Place, London SW1A 1LP England. J O Hambro & Partners is principally engaged in the business of investment management and advising. It serves as co-investment adviser to NASCIT and American Opportunity Trust and as investment adviser to Oryx as well as private clients.

4. Christopher Harwood Bernard Mills is a British citizen whose business address is 10 Park Place, London SW1A 1LP England. His principal employment is service as executive director of NASCIT and American Opportunity Trust, as a director of J O Hambro & Partners and Oryx, and as co-investment adviser to NASCIT and American Opportunity Trust.

5. Growth Financial Services Limited ("GFS"), formerly named Growth Investment Management Limited, is a corporation organized under the laws of England with its principal office at 77 Middle Street, Brockham, Surrey RH3 7HL England and with its principal business at 10 Park Place, London SW1A 1LP England. GFS has undertaken to provide the services of Christopher Mills to NASCIT.

6. North Atlantic Smaller Companies Investment Trust plc ("NASCIT"), formerly named Consolidated Venture Trust plc, is a corporation organized under the laws of England with its principal office and business at 10 Park Place, London SW1A 1LP England. NASCIT is a publicly-held investment trust company. Christopher Harwood Bernard Mills and J O Hambro & Partners serve as co-investment advisers to NASCIT.

                                                            Page 12 of 165 Pages

7. American Opportunity Trust plc ("American Opportunity Trust"), formerly named Leveraged Opportunity Trust plc, is a corporation organized under the laws of England with its principal office and business at 10 Park Place, London SW1A 1LP England. American Opportunity Trust is a publicly-held investment trust company. Christopher Harwood Bernard Mills and J O Hambro & Partners serve as co- investment advisers to American Opportunity Trust.

8. Oryx International Growth Fund Limited ("Oryx") is a corporation organized under the laws of the Island of Guernsey with its principal business and office at Bermuda House, St. Julian's Avenue, St. Peter Port, Guernsey. Oryx is a closed-end investment company. J O Hambro & Partners and Consulta serve as investment advisers to Oryx.

9. Consulta (Channel Islands) Limited ("Consulta") is a corporation organized under the laws of the Island of Guernsey with its principal office and business at P.O. Box 208, Bermuda House, St. Julian's Avenue, St. Peter Port, Guernsey. Consulta is principally engaged in the business of investment management and advising and serves as investment manager for Oryx.

II.      Control Relationships:

         J O Hambro & Partners is a majority-owned subsidiary of J O Hambro Asset Management, which is a wholly-owned subsidiary of J O Hambro & Company.

         Christopher Mills owns 99% of the equity of GFS, and serves as a director of J O Hambro & Partners and Oryx and as executive director of NASCIT and American Opportunity Trust.

         Consulta is a wholly-owned subsidiary of Consulta Limited, which is a corporation organized under the laws of England with its principal office and business at 20 St. James's Street, London SW1A 1ES England. Consulta Limited is principally engaged in the business of investment management and advising.

III.     Executive Officers and Directors:

         In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the executive officers and directors of the Filing Parties is included in Schedule A hereto and is incorporated by reference herein.

         2(d).  Criminal Proceedings

         During the last five years, neither the Filing Parties (or a controlling entity thereof) nor any executive officer or director of any of the Filing Parties (or a controlling entity thereof) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         2(e).  Civil Securities Law Proceedings

         During the last five years, neither the Filing Parties (or a controlling entity thereof) nor any executive officer or director of any of the Filing Parties (or a controlling entity thereof) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                                                            Page 13 of 165 Pages

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The Filing Parties used their working capital funds to purchase the shares of Common Stock of the Company to which this statement relates (the "Shares").

         The amount of funds used to date to acquire the Shares is approximately $6,855,567 (exclusive of brokerage fees and commissions).

ITEM 4.  PURPOSE OF TRANSACTION.

         The Shares held directly or indirectly by the Filing Parties were acquired for the purpose of investment. Depending upon the Company's business and prospects, and upon future developments (including, but not limited to, performance of the Common Stock in the market, availability of funds, alternative uses of funds, money and stock market conditions, and general economic conditions), the Filing Parties or any one of them (or other persons who may be deemed to be affiliated with one or more of the Filing Parties) may from time to time purchase Common Stock, dispose of all or a portion of the Common Stock each holds, or cease buying or selling Common Stock. Any additional purchases of the Common Stock may be in the open market or in privately negotiated transactions, or otherwise.

         Except as described in this Item 4, as of the date of this statement none of the Filing Parties has formulated any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation of the Company or its subsidiaries, if any; (c) a sale or transfer of a material amount of assets of the Company or its subsidiaries, if any; (d) any change in the present board of directors or management of the Company, including any change in the number or term of directors or the filling of any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter or bylaws or other actions that may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         5(a-b) The aggregate number and percentage of the outstanding Common Stock of the Company beneficially owned by each of the Filing Parties are as follows:

                                                            Page 14 of 165 Pages

                                                  Number of           Number of        Number of
                                                  Shares:             Shares:          Shares: Sole
                                   Aggregate      Sole                Shared           or Shared
Filing                             Number of      Power to            Power to         Power to              Approximate
Party                              Shares:        Vote                Vote             Dispose               Percentage*
- ------                             ---------      ---------           ---------        -------------         -----------
J O Hambro & Company                 943,400              0             943,400              943,400                5.3%

J O Hambro Asset Management          943,400              0             943,400              943,400                5.3%

J O Hambro & Partners                943,400              0             943,400              943,400                5.3%

Christopher H.B. Mills               589,400              0             589,400              589,400                3.3%

GFS                                  339,400              0             339,400              339,400                1.9%

NASCIT                               339,400              0             339,400              339,400                1.9%

American Opportunity Trust           250,000              0             250,000              250,000                1.4%

Oryx                                 250,000              0             250,000              250,000                1.4%

Consulta                             250,000              0             250,000              250,000                1.4%

- -------------
  * Based on 17,798,981 shares of Common Stock, par value $0.20 per share, outstanding as of February 28, 1996, which is based on information reported in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995.

         5(c). In the 60 days prior to the date of the filing of this Statement, the Filing Parties effected no transactions in the Common Stock other than those described in Items 3 and 4 hereof and set forth in the following table:

                                                                    No. of      Price per
Date              Filing Party                                      Shares      Share (US$)      Broker
- ----              ------------                                      ------      -----------      ------
08-Mar-96         Oryx                                              12,200      7.375          Wheat First
11-Mar-96         Oryx                                               2,200      7.250          Wheat First
12-Mar-96         Oryx                                               7,200      7.375          Wheat First
13-Mar-96         Oryx                                               9,700      7.375          Wheat First
14-Mar-96         Oryx                                              29,500      7.375          Wheat First
15-Mar-96         Oryx                                               3,100      7.250          Wheat First
22-Mar-96         Oryx                                               5,000      7.125          Wheat First
25-Mar-96         Oryx                                               6,000      7.239          Wheat First
26-Mar-96         Oryx                                               8,000      7.250          Wheat First
27-Mar-96         Oryx                                              12,900      7.250          Wheat First
28-Mar-96         Oryx                                               6,000      7.250          Wheat First
29-Mar-96         Oryx                                               8,200      7.250          Wheat First
23-Apr-96         J O Hambro & Partners (on behalf
                  of Lord Stevens of Ludgate Pension Fund)           5,000      7.500          Wheat First
24-Apr-96         J O Hambro & Partners (on behalf
                  of Lord Stevens of Ludgate Pension Fund)           5,000      7.500          Wheat First
29-Apr-96         NASCIT                                             7,500      7.500          Wheat First
30-Apr-96         NASCIT                                             9,900      7.500          Wheat First
06-May-96         NASCIT                                            10,000      8.000          Wheat First
07-May-96         NASCIT                                            12,000      8.000          Wheat First

         All of the above transactions were effected in the open market and were purchases.

                                                            Page 15 of 165 Pages

         5(d). The private clients of J O Hambro & Partners have an economic interest in the dividends from, and the proceeds of sales of, Common Stock beneficially owned by J O Hambro & Partners. The shareholders of NASCIT, American Opportunity Trust and Oryx have an economic interest in the dividends from, and the proceeds of sales of, Common Stock beneficially owned by NASCIT, American Opportunity Trust and Oryx, respectively.

         5(e).  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         As co-investment advisers to NASCIT, Christopher Harwood Bernard Mills and J O Hambro & Partners share the right to transfer and vote the shares of Common Stock of the Company pursuant to an agreement entered into among NASCIT, GFS and Christopher Mills and an agreement entered into between NASCIT and J O Hambro & Partners, each dated as of January 7, 1993.

         As co-investment advisers to American Opportunity Trust, Christopher Harwood Bernard Mills and J O Hambro & Partners share the right to transfer and vote the shares of Common Stock of the Company pursuant to an agreement dated as of January 7, 1993 between American Opportunity Trust and J O Hambro & Partners.

         As investment manager for Oryx, Consulta has the right to transfer and vote the shares of Common Stock of the Company pursuant to an agreement dated as of February 16, 1995 between Oryx and Consulta. As investment adviser to Oryx, J O Hambro & Partners has the right to transfer the shares of Common Stock of the Company pursuant to an agreement dated as of February 16, 1995 between J O Hambro & Partners and Consulta.

         As investment manager for private clients Sannafi Limited, Seaway Limited, Peak Investments and Lord Stevens of Ludgate Pension Fund, J O Hambro & Partners has the right to transfer and vote the shares of Common Stock of the Company pursuant to either agreements or arrangements entered into with such private clients.

                                                            Page 16 of 165 Pages

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          The following documents are filed herewith:

          (a) Secondment Services Agreement dated as of January 7, 1993 among NASCIT, GFS and Christopher Harwood Bernard Mills;

          (b) Administration, Management and Custody Agreement dated as of January 7, 1993 between NASCIT and J O Hambro & Partners;

          (c) Investment Management Agreement dated as of February 29, 1996 between J O Hambro & Partners and Seaway Limited;

          (d) Investment Management Agreement dated as of January 25, 1996 between J O Hambro & Partners and Peak Investments;

          (e) Investment Management Agreement dated as of February 9, 1996 between J O Hambro & Partners and Lord Stevens of Ludgate Pension Fund;

          (f) Investment Management Agreement dated as of February 16, 1995 between Consulta and J O Hambro & Partners;

          (g) Investment Management Agreement dated as of February 16, 1995 between Oryx and Consulta;

          (h) Investment Management Agreement dated as of January 7, 1993 between J O Hambro & Partners and American Opportunity Trust;

          (i) Joint Filing Agreement dated as of May 3, 1996 among NASCIT, GFS, J O Hambro & Partners, J O Hambro Asset Management, J O Hambro & Company, American Opportunity Trust, Oryx, Consulta and Christopher Harwood Bernard Mills; and

          (j) Power of Attorney dated as of February 2, 1993 executed by Christopher Harwood Bernard Mills.

                                                            Page 17 of 165 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 9, 1996                       J O HAMBRO & PARTNERS LIMITED


                                          By:    /s/  R.C.O. Hellyer
                                                 -------------------------------
                                          Name:  R.C.O. Hellyer
                                          Title: Director

                                          Executed on behalf of the parties
                                          hereto pursuant to the filed herewith
                                          Joint Filing Agreement.








                                                            Page 18 of 165 Pages

                                                                      Schedule A

The following table sets forth certain information concerning each of the directors and executive officers of J O Hambro & Company Limited ("J O Hambro & Company") as of the date hereof.


Name:                                Rupert Nicholas Hambro
                                     (Chairman)

Citizenship:                         British

Business Address:                    J O Hambro & Company Limited
                                     10 Park Place
                                     London SW1A 1LP
                                     England

Principal Occupation:                Chairman, J O Hambro & Company


Name:                                Richard Alexander Hambro
                                     (Director)

Citizenship:                         British

Business Address:                    J O Hambro & Company Limited
                                     10 Park Place
                                     London SW1A 1LP
                                     England

Principal Occupation:                Chairman, J O Hambro Investment
                                     Management Limited(1)
                                     Director, J O Hambro & Company

Name:                                James Daryl Hambro
                                     (Managing Director)

- --------
     (1) J O Hambro Investment Management Limited is principally engaged in the investment advisory business and has its principal business and office at 10 Park Place, London SW1A 1LP England.

Citizenship:                         British

Business Address:                    J O Hambro & Company Limited
                                     10 Park Place
                                     London SW1A 1LP
                                     England

Principal Occupation:                Managing Director, J O Hambro & Company
                                     Managing Director, J O Hambro & Partners

Name:                                Richard David Christopher Brooke
                                     (Director)

Citizenship:                         British

Business Address:                    J O Hambro & Company Limited
                                     10 Park Place
                                     London SW1A 1LP
                                     England

Principal Occupation:                Director, J O Hambro & Company
                                     Chairman, NASCIT
                                     Chairman, J O Hambro & Partners

Name:                                Robert Charles Orlando Hellyer
                                     (Executive Director)

Citizenship:                         British

Business Address:                    J O Hambro & Company Limited
                                     10 Park Place
                                     London SW1A 1LP
                                     England

Principal Occupation:                Executive Director, J O Hambro & Company
                                     Executive Director, J O Hambro & Partners
                                     Executive Director, J O Hambro Investment
                                     Management Limited
                                     Executive Director, J O Hambro Asset
                                     Management

Name:                                David Frank Chaplin
                                     (Director)

Citizenship:                         British

Business Address:                    J O Hambro Investment Management Limited
                                     10 Park Place
                                     London SW1A 1LP
                                     England

Principal Occupation:                Managing Director, J O Hambro Investment
                                     Management Limited

Name:                                George M. Magan
                                     (Director)

Citizenship:                         British

Business Address:                    32 Queen Anne's Gate
                                     London SW1H 9AB
                                     England

Principal Occupation:                Chairman, J O Hambro Magan & Company
                                     Limited(2)

Name:                                Alton Fernando Irby III
                                     (Director)

Citizenship:                         USA

Business Address:                    32 Queen Anne's Gate
                                     London SW1H 9AB
                                     England

Principal Occupation:                Deputy Chairman, J O Hambro Magan &
                                     Company Limited
- --------
     (2) J O Hambro Magan & Company Limited is principally engaged in the corporate finance business.

The following table sets forth certain information concerning each of the directors and executive officers of J O Hambro Asset Management Limited ("J O Hambro Asset Management") as of the date hereof.

Name:                                 Richard Alexander Hambro
                                      (Managing Director)

Citizenship:                          British

Business Address:                     J O Hambro Asset Management Limited
                                      10 Park Place
                                      London SW1A 1LP
                                      England

Principal Occupation:                 Managing Director, J O Hambro Asset
                                      Management
                                      Chairman, J O Hambro Investment
                                      Management Limited
                                      Director, J O Hambro & Company

Name:                                 Robert Charles Orlando Hellyer
                                      (Executive Director)

Citizenship:                          British

Business Address:                     J O Hambro Asset Management Limited
                                      10 Park Place
                                      London SW1A 1LP
                                      England

Principal Occupation:                 Executive Director, J O Hambro Asset
                                      Management
                                      Executive Director, J O Hambro & Company
                                      Executive Director, J O Hambro
                                      Investment
                                      Management Limited
                                      Executive Director, J O Hambro & Partners

The following table sets forth certain information concerning each of the directors and executive officers of J O Hambro & Partners Limited ("J O Hambro & Partners") as of the date hereof.

Name:                                Richard David Christopher Brooke
                                     (Chairman)

Citizenship:                         British

Business Address:                    J O Hambro & Partners Limited
                                     10 Park Place
                                     London SW1A 1LP
                                     England

Principal Occupation:                Chairman, J O Hambro & Partners
                                     Chairman, NASCIT
                                     Director, J O Hambro & Company

Name:                                James Daryl Hambro
                                     (Managing Director)

Citizenship:                         British

Business Address:                    J O Hambro & Partners Limited
                                     10 Park Place
                                     London SW1A 1LP
                                     England

Principal Occupation:                Managing Director, J O Hambro & Partners
                                     Managing Director, J O Hambro & Company

Name:                                Robert Charles Orlando Hellyer
                                     (Executive Director)

Citizenship:                         British

Business Address:                    J O Hambro & Partners Limited
                                     10 Park Place
                                     London SW1A 1LP
                                     England

Principal Occupation:                Executive Director, J O Hambro & Partners
                                     Executive Director, J O Hambro Asset
                                     Management
                                     Executive Director, J O Hambro Investment
                                     Management Limited
                                     Executive Director, J O Hambro & Company


Name:                                Christopher Harwood Bernard Mills
                                     (Director)

Citizenship:                         British

Business Address:                    10 Park Place
                                     London SW1A 1LP
                                     England

Principal Occupation:                Executive Director, NASCIT
                                     Executive Director, American Opportunity
                                     Trust
                                     Director, J O Hambro & Partners
                                     Director, Oryx

Name:                                Claudia Margaret Cecil Perkins
                                     (Director)

Citizenship:                         British

Business Address:                    J O Hambro & Partners Limited
                                     10 Park Place
                                     London SW1A 1LP
                                     England

Principal Occupation:                Director, J O Hambro & Partners

The following table sets forth certain information concerning each of the directors and executive officers of North Atlantic Smaller Companies Investment Trust plc ("NASCIT") as of the date hereof.

Name:                                Richard David Christopher Brooke
                                     (Chairman)

Citizenship:                         British

Business address:                    North Atlantic Smaller Companies
                                     Investment Trust plc
                                     10 Park Place
                                     London SW1A 1LP
                                     England

Principal Occupation:                Chairman, NASCIT
                                     Chairman, J O Hambro & Partners
                                     Director, J O Hambro & Company


Name:                                Christopher Harwood Bernard Mills
                                     (Executive Director)

Citizenship:                         British

Business Address:                    North Atlantic Smaller Companies
                                     Investment Trust plc
                                     10 Park Place
                                     London SW1A 1LP
                                     England

Principal Occupation:                Executive Director, NASCIT
                                     Executive Director, American
                                     Opportunity Trust plc
                                     Director, J O Hambro & Partners
                                     Director, Oryx

Name:                                Enrique Foster Gittes
                                     (Director)

Citizenship:                         USA

Residence:                           4 East 82nd Street
                                     New York, New York 10028
                                     USA

Principal Occupation:                Director, NASCIT

Name:                                Robert D. le P. Power
                                     (Director)

Citizenship:                         British

Business Address:                    SouthCoast Capital Corporation(3)
                                     575 Lexington Avenue
                                     7th Floor
                                     New York, New York 10022
                                     USA

Principal Occupation:                Director, SouthCoast Capital Corporation

Name:                                Douglas P C Nation
                                     (Director)

Citizenship:                         British

Business Address:                    Bear Stearns Co. Inc.(4)
                                     245 Park Avenue
                                     New York, NY  10167

Principal Occupation:                Managing Director, Bear Stearns Co. Inc.

Name:                                The Hon. Peregrine D E M Moncreiffe
                                     (Director)

Citizenship:                         British

- --------
(3)SouthCoast Capital Corporation principally engages in the brokerage business.
(4)Bear Stearns Co. Inc. principally engages in the brokerage business.

Business Address:                    Buchanan Partners Limited(5)
                                     Buchanan House
                                     3 St James's Square
                                     London SW1Y 4JU
                                     England

Principal Occupation:                Director, Buchanan Partners Limited
- --------
(5)Buchanan Partners Limited principally engages in the investment management business.

The following table sets forth certain information concerning each of the directors and executive officers of Growth Financial Services Limited ("GFS") as of the date hereof.

Name:                                Christopher Harwood Bernard Mills
                                     (Director)

Citizenship:                         British

Business Address:                    10 Park Place
                                     London SW1A 1LP
                                     England

Principal Occupation:                Executive Director, NASCIT
                                     Executive Director, American Opportunity
                                     Trust
                                     Director, J O Hambro & Partners
                                     Director, Oryx

Name:                                Ivan Alexander Shenkman
                                     (Director)

Citizenship:                         British

Residence:                           34 Royal Crescent, London W11
                                     England

Principal Occupation:                Consultant


GFS is controlled by Christopher Mills who owns 99% of the share capital.

The following table set forth certain information concerning each of the directors and executive officers of American Opportunity Trust plc ("American Opportunity Trust") as of the date hereof.

Name:                                R. Alexander Hammond-Chambers
                                     (Chairman)

Citizenship:                         British

Business Address:                    Covey Advertising Limited
                                     1 Fountainhall Road
                                     Edinburgh EH9 2NL

Principal Occupation:                Director, Covey Advertising Limited(6)

Name:                                Christopher Harwood Bernard Mills
                                     (Executive Director)

Citizenship:                         British

Business Address:                    10 Park Place
                                     London SW1A 1LP
                                     England

Principal Occupation:                Executive Director, American Opportunity
                                     Trust
                                     Executive Director, NASCIT
                                     Director, J O Hambro & Partners
                                     Director, Oryx

Name:                                John Gildea
                                     (Director)

Citizenship:                         USA


- --------
(6) Covey Advertising Limited is principally engaged in the advertising business.

Business Address:                    Gildea Management Company(7)
                                     90 Ferris Hill Road
                                     New Canaan, Connecticut  06840
                                     USA

Principal Occupation:                President, Gildea Management Company

Name                                 The Hon. James J. Nelson (Director)

Citizenship:                         British

Business Address:                    Foreign & Colonial Ventures(8)
                                     8th Floor
                                     Exchange House
                                     Primrose Street
                                     London EC2A 2NY
                                     England

Principal Occupation:                Director, Foreign & Colonial Ventures

Name:                                Iain Tulloch
                                     (Director)

Citizenship:                         British

Business Address:                    Murray Johnstone Ltd.(9)
                                     7 West Nile Street
                                     Glasgow G2 2PX
                                     Scotland

- --------
(7) Gildea Management Company is principally engaged in the investment management business.
(8) Foreign & Colonial Ventures is principally engaged in the investment management business.
(9) Murray Johnstone Ltd. is principally engaged in the investment management business.

Principal Occupation:                Director, Murray Johnstone Ltd.

Name:                                Philip Ehrmann
                                     (Director)

Citizenship:                         British

Business Address:                    Gartmore Investment Management
Ltd.10
                                     Gartmore House
                                     16 - 18 Monument Street
                                     London EC3R 8AJ
                                     England

Principal Occupation:                Investment Manager, Gartmore
                                     Investment Management Ltd.

- --------
(10) Gartmore Investment Management Limited is principally engaged in the investment management business.

The following table sets forth certain information concerning each of the directors and executive officers of Oryx International Growth Fund Limited ("Oryx") as of the date hereof.

Name:                                Nigel Kenneth Cayzer
                                     (Chairman)

Citizenship:                         British

Business Address:                    14S-149 Borough High Street
                                     London SE1 1NP
                                     England

Principal Occupation:                Chairman, Oriel Group plc(11)


Name:                                His Excellency Salim Hassan Macki
                                     (Director)

Citizenship:                         Omani

Business Address:                    P.O. Box 4160
                                     Postal Code 112
                                     Ruwi
                                     Sultanate of Oman

Principal Occupation:                Head of Economic & Technical Dept.,
                                     Ministry of Foreign Affairs, Oman

Name:                                Patrick John McAfee
                                     (Director)

Citizenship:                         British

Business Address:                    Morgan Grenfell(12)
                                     23 Great Winchester Street
                                     London EC2P 2AX
                                     England

- --------
(11)  Oriel Group plc is a holding company for specialist insurance brokers.
(12)  Morgan Grenfell is a merchant bank.

Principal Occupation:                Company Director

Name:                                Christopher Harwood Bernard Mills
                                     (Director)

Citizenship:                         British

Business Address:                    10 Park Place
                                     London SW1A 1LP
                                     England

Principal Occupation:                Executive Director, NASCIT
                                     Executive Director, American Opportunity
                                     Trust
                                     Director, J O Hambro & Partners
                                     Director, Oryx

Name:                                Harald Lungershausen
                                     (Director)

Citizenship:                         German

Business Address:                    Toblerstrasse 99
                                     8044 Zurich
                                     Switzerland

Principal Occupation:                Company Director


Name:                                Mohamed Hassan Ghurlam Habib
                                     (Director)

Citizenship:                         Omani

Business Address:                    Oman National Insurance Company(13)
                                     PO Box 2254
                                     Postal Code 112
                                     Ruwi
                                     Sultanate of Oman
- --------
(13) Oman National Insurance Company is principally engaged in the insurance business.

Principal Occupation:                Chief Executive, Oman National Insurance
                                     Company, SAOG

Name:                                Rupert Arthur Rees Evans
                                     (Director)

Citizenship:                         British

Business Address:                    Ozanne van Leuven Perrot & Evans(14)
                                     PO Box 186
                                     1 Le Marchant Street
                                     St. Peter Port
                                     Guernsey
                                     Channel Islands

Principal Occupation:                Guernsey Advocate
                                     Partner, Ozanne van Leuven Perrot & Evans

Name:                                Hussan Al Nowais

Citizenship:                         United Arab Emirates

Business Address:                    Emirate Holdings
                                     P.O. Box 984
                                     Abu Dhabi
                                     United Arab Emirates

Principal Occupation:                Chairman and Managing Director, Emirate
                                     Holdings

- --------
(14)  Ozanne van Leuven Perrot & Evans is a law firm.

The following table sets forth certain information concerning each of the directors and executive officers of Consulta (Channel Islands) Limited ("Consulta") as of the date hereof.


Name:                                Gary Michael Brass
                                     (Director)

Citizenship:                         British

Business Address:                    20 St James's Street
                                     London SW1A 1ES
                                     England

Principal Occupation:                Managing Director, Consulta

Name:                                Jeremy Caplan
                                     (Director)

Citizenship:                         British

Business Address:                    P.O. Box 72
                                     44 Esplanade
                                     St Helier
                                     Jersey

Principal Occupation:                English Solicitor

Name:                                Peter Heaps
                                     (Director)

Citizenship:                         British

Business Address:                    Management International (Guernsey)
                                       Limited(15)
                                     Bermuda House
                                     St Julian's Avenue
                                     St Peter Port
                                     Guernsey
- --------
(15) Management International (Guernsey) Limited is principally engaged in the investment management business.

Principal Occupation:                Managing Director
                                     Management International (Guernsey) Limited

Name:                                Rupert Arthur Rees Evans
                                     (Director)

Citizenship:                         British

Business Address:                    P.O. Box 186
                                     1 Le Marchant Street
                                     St Peter Port
                                     Guernsey

Principal Occupation:                Guernsey Advocate
                                     Partner, Ozanne van Leuven
                                     Perrot & Evans

The following table sets forth certain information concerning each of the directors and executive officers of Consulta Limited.

Name:                                Harald Alejandro Lamotte
                                     (Director)

Citizenship:                         British

Business Address:                    20 St. James's Street
                                     London SW1A 1ES
                                     England

Principal Occupation:                Investment Fund Manager,
                                     Consulta Limited

Name:                                Gary Michael Brass
                                     (Director)

Citizenship:                         British

Business Address:                    20 St. James's Street
                                     London SW1A 1ES
                                     England

Principal Occupation:                Investment Fund Manager,
                                     Consulta Limited

Name:                                Nigel Douglas Pilkington
                                     (Director)

Citizenship:                         British

Business Address:                    20 St. James's Street
                                     London SW1A 1ES
                                     England

Principal Occupation:                Investment Fund Manager,
                                     Consulta Limited

Name:                                Susan Diana Frances Johns
                                     (Director)

Citizenship:                         British

Business Address:                    20 St. James's Street
                                     London SW1A 1ES
                                     England

Principal Occupation:                Investment Fund Manager,
                                     Consulta Limited

Name:                                Thierry Verhaeghe de Naeyer
                                     (Director)

Citizenship:                         Belgian

Business Address:                    20 St. James's Street
                                     London SW1A 1ES
                                     England

Principal Occupation:                Investment Fund Manager,
                                     Consulta Limited

                                  Exhibit Index


                  Document                                              Page

        The following documents are filed herewith:

99.(a) Secondment Services Agreement dated as of January 7, 1993 among NASCIT, GFS and Christopher Harwood Bernard Mills;

99.(b) Administration, Management and Custody Agreement dated as of January 7, 1993 between NASCIT and J O Hambro & Partners;

99.(c) Investment Management Agreement dated as of February 29, 1996 between J O Hambro & Partners and Seaway Limited;

99.(d) Investment Management Agreement dated as of January 25, 1996 between J O Hambro & Partners and Peak Investments;

99.(e) Investment Management Agreement dated as of February 9, 1996 between J O Hambro & Partners and Lord Stevens of Ludgate
        Pension Fund;

99.(f) Investment Management Agreement dated as of February 16, 1995 between Consulta and J O Hambro & Partners;

99.(g) Investment Management Agreement dated as of February 16, 1995 between Oryx and Consulta;

99.(h) Investment Management Agreement dated as of January 7, 1993 between J O Hambro & Partners and American Opportunity Trust;

99.(i) Joint Filing Agreement dated as of May 3, 1996 among NASCIT, GFS, J O Hambro & Partners, J O Hambro Asset Management, J O Hambro & Company, American Opportunity Trust, Oryx, Consulta and Christopher Harwood Bernard Mills; and

99.(j) Power of Attorney dated as of February 2, 1993 executed by Christopher Harwood Barnard Mills.